



S COMMISSION



FEB 21 2014
193
SECTION

*AB 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68360

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (mm/dd/yy) AND ENDING **12/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TFA Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 N. Sepulveda Blvd., Suite 950
(No. and Street)

El Segundo (City) **California** (State) **90245** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Crader **(310) 341-2336**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/14

OATH OR AFFIRMATION

I, **William Crader**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TFA Securities, Inc.**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CFO, FINOP and Director

Title

See Attached

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TFA Securities, Inc.

(SEC ID No. 8-68360)

Annual Audit Report

December 31, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

TFA Securities, Inc.
(SEC ID No. 8-68360)

Annual Audit Report

December 31, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

State of California

County of Los Angeles

On February 20, 2014 before me, Anthony Michael Stephenson, Notary Public

personally appeared William Crader

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.


ANTHONY MICHAEL STEPHENSON
Commission # 1994182
Notary Public - California
Los Angeles County
My Comm. Expires Oct 18, 2016

I certify under PENALTY OF PURJURY under the laws of the State of California that the forgoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature A Stephenson
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: William Crader

Document Date: N/A Number of Pages: ____

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: William Crader

__ Individual

X Corporate Officer – Title(s): CFO, FINOP and Director

__ Partner - __ Limited __ General

__ Attorney In Fact

__ Trustee

__ Guardian or Conservator

__ Other: ____

Signer is Representing: TFA Securities, Inc.

Signer's Name: ____

__ Individual

__ Corporate Officer – Title(s): ____

__ Partner - __ Limited __ General

__ Attorney In Fact

__ Trustee

__ Guardian or Conservator

__ Other: ____

Signer is Representing: ____

TFA Securities, Inc.

December 31, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
TFA Securities, Inc.
El Segundo, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of TFA Securities, Inc., (a California corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFA Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.



February 10, 2014

TFA Securities, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 58,427
Total Assets	$ 58,427
Liabilities and Stockholder's Equity	
Accounts payable	$ 17,576
Total Liabilities	17,576
Stockholder's Equity	
Common stock (no par value; 1,000,000 authorized; 324,000 shares issued and outstanding)	50,000
Additional paid in capital	70,000
Retained earnings	(79,149)
Total Stockholder's Equity	40,851
Total Liabilities and Stockholder's Equity	$ 58,427

See independent auditor's report and accompanying notes.

TFA Securities, Inc.

Notes to the Financial Statements

December 31, 2013

1. Organization

TFA Securities, Inc. (the "Company") was organized as a California S corporation in April 2009. The Company is owned by its sole stockholder, Tribal Financial Advisors, Inc. ("TFA"), and has offices located in El Segundo, California and Charlotte, North Carolina. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company primarily engages in providing private placement and financial advisory services to Native American tribes and their enterprises.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Revenue Recognition
Investment banking and advisory fees are primarily earned from providing private placement and financial advisory services related to securities transactions. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its shareholder, TFA. In lieu of federal income taxes, the Company's income is passed through to TFA. The Company is subject to the State of California's annual tax for S corporations, which is the greater of 1.5% of a corporation's income or $800. All items of income, deductions, and credits are included in TFA's tax return.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's net capital was $40,851, which exceeded the requirement by $35,851.

TFA Securities, Inc.

Notes to the Financial Statements

December 31, 2013

4. Risk Concentration

For the period ending December 31, 2013, 100% of investment banking and advisory fees were earned from one client.

5. Related Party Transactions

The Company has an expense sharing agreement with TFA. TFA provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate TFA. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Income Tax Provision

The provision for income taxes shown consists of the Company's share of state income taxes of $70,000, which is included as additional paid in capital from TFA as tax payments are made by TFA.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company is no longer subject to examinations by major tax jurisdictions for years before 2009.

7. Subsequent Events

The Company has evaluated subsequent events through February 10, 2013, the date which the financial statements were available to be issued.